

Mail Stop 4720

October 9, 2015

Via E-mail
Briggs W. Morrison, M.D.
Chief Executive Officer
Syndax Pharmaceuticals, Inc.
400 Totten Pond Road, Suite 110
Waltham, Massachusetts 02451

> **Re: Syndax Pharmaceuticals, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted October 2, 2015**
> **CIK No. 0001395937**

Dear Dr. Morrison:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Description of Capital Stock
Choice of Forum, page 170

1. We note that your certificate of incorporation includes a provision requiring that Delaware be the sole and exclusive forum for shareholder litigation matters. Please revise your risk factor discussion to include a separate risk factor noting the specific types of actions subject to the exclusive forum provision. Please also highlight that such provisions may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with directors, officers or other employees, and may discourage lawsuits with respect to such claims.

Notes to Condensed Consolidated Financial Statements
8. Convertible Preferred Stock, page F-48

2. Please refer to prior comment 7. We acknowledge the information in your response but continue to have difficulty in understanding the basis for your accounting treatment. In particular, you assert that redemption is at the option of the preferred stockholders due to their control of a majority of Board votes and thus is not contingent. However, you also indicate that redemption is triggered only by the Deemed Liquidation events. Please explain the factors that you considered in determining the probability that the Deemed Liquidation events could occur apart from your assertion that the preferred stockholders have effective control of the Board.

You may contact Frank Wyman at (202) 551-3648 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Bryan Pitko at (202) 551-3203, or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Laura A. Berezin
     Jaime L. Chase
     Hogan Lovells US LLP
     4085 Campbell Avenue, Suite 100
     Menlo Park, California 94025